

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 7, 2011

Dirk A. Montgomery
Chief Financial Officer
OSI Restaurant Partners, LLC
2202 North West Shore Boulevard, Suite 500
Tampa, Florida 33607

      Re: OSI Restaurant Partners, LLC
      Form 10-K for Fiscal Year Ended December 31, 2009
      Filed on March 31, 2010
      File No. 001-15935

Dear Mr. Montgomery:

      We have reviewed your response letter dated February 4, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within 10 business days by confirming that you will revise your document in future filings, and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Item 8. Financial Statements and Supplementary Data

Note 4. Stock-Based and Deferred Compensation Plans, page 107

1.   We note your response to our prior comment two. We note your statement that during the period in which the call provision is in effect, the call provision has the effect of establishing an employment requirement at the time of an initial public offering or change of control transaction as an additional substantive performance vesting condition. Please tell us how you determined that you had a call provision and that it was in effect on the stock option grant date and how you determined that it was appropriate to consider that call provision in your accounting given that it appears you only have a call provision if and when the termination of employment of the option or share holder occurs.

2.   We note you do not believe that your position requires that you conclude that it is probable that employees with options will be terminated in order to conclude that the shares will be called due to your right to enforce the call provision on purchased shares, whether held by the employee or by a Permitted Transferee. However, it

appears to us that you can only enforce the call provision if an employee is terminated because that is when you have the right to exercise the call provision. Thus, we believe you would have to deem it probable that the employee would be terminated in order to enforce the call provision and call the shares. Please advise.

3.   We note your statement that you believe it is appropriate to record compensation expense upon the probability of occurrence of an initial public offering or change of control since an employee cannot realize a monetary benefit until the occurrence of one of these events. However, your disclosure states that if an employee's termination of employment is a result of death or disability, by the Company other than for cause or by the employee for good reason, KHI may repurchase the stock under this call provision for fair market value. It appears to us that if the shares can be repurchased for fair value that creates a possibility that the holder can realize a monetary benefit and that stock compensation expense should be recorded upon the granting of the options. Please advise.

You may contact Aamira Chaudhry at 202-551-3389 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

Lyn Shenk
Branch Chief